**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 16, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**BioLineRx Ltd.**

**File No. 001-35223 - CF#30864**

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BioLineRx Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 17, 2014, as amended on May 15, 2014.

Based on representations by BioLineRx Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 4.35          through March 15, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary